UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

MADISON GAS AND ELECTRIC COMPANY (
( Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

1. Name, State of Organization, Location, And Nature of Business of Claimant And Every Subsidiary Thereof, Other Than Any Exempt Wholesale Generator (EWG) or Foreign Utility Company in Which Claimant Directly or Indirectly Holds an Interest.

Madison Gas and Electric Company (MGE) is a utility that generates and distributes electricity to approximately 128,000 customers in Dane County, Wisconsin (250 square miles), and purchases, transports, and distributes natural gas service to approximately 123,000 customers in seven Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon (1,375 square miles). MGE was organized as a Wisconsin corporation in 1896. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53701-1231.

Subsidiaries of MGE are described below.

ATC Management Inc. / American Transmission Company LLC
MGE owns approximately 6% of the non-voting stock and 20% of the voting stock of ATC Management Inc. ("ATC"), a Wisconsin corporation located at N16W23217 Stone Ridge Drive, Waukesha, Wisconsin 53188. ATC is the corporate manager of the American Transmission Company LLC ("Transco") and, as such, has full, complete, and exclusive discretion to exercise management control over the business of the Transco. Transco is a Wisconsin corporation located at N16W23217 Stone Ridge Drive, Waukesha, Wisconsin 53188. MGE owns approximately a 6% interest in the Transco, which operates the electric transmission system in Wisconsin.

Central Wisconsin Development Corporation
MGE owns all of the outstanding stock of Central Wisconsin Development Corporation ("CWDC"), a Wisconsin corporation headquartered in Madison, Wisconsin. CWDC assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

MAGAEL, LLC
MGE owns all of the outstanding stock of MAGAEL, LLC ("MAGAEL"), a Wisconsin corporation headquartered in Madison, Wisconsin. MAGAEL holds title to property acquired by MGE for future utility plant expansion and non-utility property.

MGE Energy, Inc.
MGE owns all of the outstanding stock of MGE Energy, Inc., a Wisconsin corporation headquartered in Madison, Wisconsin. MGE Energy is currently inactive and will become the parent company of MGE if the necessary approvals are received this year.

2. A Brief Description of the Properties of Claimant and Each of its Subsidiary Public Utility Companies Used for the Generation, Transmission, and Distribution of Electric Energy for Sale, or for the Production, Transmission, and Distribution of Natural or Manufactured Gas, Indicating the Location of Principal Generating Plants, Transmission Lines, Producing Fields, Gas Manufacturing Plants, and Electric and Gas Distribution Facilities, Including All Such Properties Which Are Outside the State in Which Claimant and its Subsidiaries Are Organized and All Transmission or Pipelines Which Deliver or Receive Electric Energy or Gas at the Borders of Such State.

Major electric distribution lines and substations in service at December 31, 2001, are as follows:

	Miles
Distribution Lines	Overhead	Underground
69 kV	7	1
13.8 kV and under	994	819
Distribution	Substations	Installed Capacity (kVA)
69-13.8 kV	22	723,000
13.8-4 kV	32	325,000

On January 1, 2001, MGE transferred its electric transmission assets to Transco. In exchange for its transmission plant and related deferred taxes and deferred investment tax credits, MGE received approximately a 6% ownership interest in Transco. MGE expects to receive a return on its investment in Transco that is approximately equal to the return it would have earned by retaining its transmission facilities. A small portion of the 69-kilovolt (kV) lines and substations has been classified as distribution assets.

Gas facilities include 2,117 miles of distribution mains.

MGE supplied natural gas service to approximately 123,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships, all in Wisconsin.

MGE has physical interconnections with ANR Pipeline Co. (ANR) and Northern Natural Gas Co. (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical supply mix, which includes gas from Canada and the United States mid-continent and Gulf/offshore regions.

MGE's net generating capability in service at Dec. 31, 2001, was as follows:

Plants	Location	Fuel	Net Capability (MW)	No. of Units
Steam plants:
Columbia	Portage, WI	Low-sulfur coal	232 (1,2)	2
Blount (Madison)	Madison, WI	Coal/gas	99	2
		Gas	39	2
		Coal/gas	22	1
		Gas/oil	35	4
Combustion turbines	Madison, WI Marinette, WI	Gas/oil	170	6
Portable generators	Madison, WI	Diesel	51	55
Wind turbines	Rosiere, WI	Wind	2	17
Total			650
1 Base load generation
2 MGE's 22% share of two, 527-MW units located near Portage, Wisconsin. The other owners are Alliant Energy Corp., which operates Columbia, and Wisconsin Public Service Corp. (WPSC).

MGE sold its 17.8% ownership interest in Kewaunee Nuclear Power Plant to WPSC in 2001.

3. The Following Information For The Last Calendar Year With Respect to Claimant And Each of Its Subsidiary Public Utility Companies:

a. Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.

Retail kWh: 2,936,540,000
Wholesale kWh: 69,544,000
Retail therms: 201,330,000

b. Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

c. Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

kWh: 9,497,000
therms: 17,000,000 (estimate*)

d. Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

kWh: 222,297,000
therms: 209,000,000 (estimate*)

*Actuals will be filed with amendment.

4. The Following Information for the Reporting Period with Respect to Claimant and Each Interest it Holds, Directly or Indirectly, in an Ewg or a Foreign Utility Company, Stating Monetary Amounts in United States Dollars:

a. Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

b. Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

None.

c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

To be filed by amendment.

EXHIBIT B

Financial Data Schedule
Fiscal Year End	12/31/2001
Period Year End	12/31/2001
Total Assets	$541,451,000
Total Operating Revenues	$203,178,000
Net Income	$27,245,000

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer as of this 28th day of February, 2002.

Madison Gas and Electric Company

By: /s/ Jeffrey C. Newman
Name: Jeffrey C. Newman Title: Vice President and Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeffrey C. Newman
Vice President and Treasurer
Madison Gas and Electric Company
133 South Blair Street
Madison, Wisconsin 53701-1231